

August 5, 2011

<u>Via Fax</u>
Kraton Performance Polymers, Inc.
Mr. Stephen E. Tremblay, Vice President and Chief Financial Officer
15710 John F. Kennedy Blvd.
Suite 300
Houston, TX 77032

     Re: **Kraton Performance Polymers Inc.**
             Form 8-K filed February 15, 2011
             Form 10-K for the fiscal year ended December 31, 2010 filed March 7, 2011
             Definitive Proxy Statement on Schedule 14A filed April 8, 2011
             Form 10-Q for the quarter ended March 31, 2011 filed May 5, 2011
             File No. 1-34581

Dear Mr. Tremblay:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ John Cash

                         John Cash
                         Branch Chief